FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr C Farrel, a Company
Secretary of Gold Fields Limited, has exercised Share Options
which were issued to him in terms of The GF Management Incentive
Scheme, as amended.

Share options are offered at a strike price, with a third of the
total share option grant vesting upon the second, third and
fourth anniversaries of the grant date. The vested options can be
exercised before the expiry date which is seven years from the
grant date. The value of the Options which a participant may
exercise will be the difference between the Share price at the
date of exercise and the Strike price on the allocation date.

Details of the transaction are set out below:

	C Farrel
Nature of transaction	On market sale of shares/options in terms of the above scheme
Transaction Date	30 March 2011
Number of Shares/Options	4,734
Class of Security	Ordinary Shares
Strike price per share option	R73.80
Market price per share	R117.7892
Total Value	R557,614.07
Total proceeds	R208,244.87
Vesting Period	A third of the total share option grant vests upon the second, third and fourth anniversaries of the grant date and the options expire seven years from grant date.
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been
obtained.

4 April 2011
Sponsor:
JP Morgan Equities Limited

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Gold Fields Limited has granted on 1 March 2011 ("the Grant Date"), Share Appreciation Rights ("SARS") and Performance Vesting Restricted Shares ("PVRS") to Mr MMC Mutloane a director of GFI Mining South Africa (Pty) Ltd, a major subsidiary of Gold Fields Limited, as set out below. The offer was accepted on 30 March 2011.

SARS are allocated at the volume weighted average price of Gold Fields shares over the 20 trading days preceding the Grant Date. SARS vest after three years and participants have a further three years in which to exercise the SARS. The value of the SARS which a participant may exercise will be the difference between the Fair Market Value at date of exercise and the Fair Market Value on the allocation date. The Company at its sole discretion can decide to settle the SARS by issuing shares of the equivalent value or in cash.

PVRS are conditionally awarded with the final number settled after three years dependent on the performance criteria set being met. The number of shares to be settled will range from 0% to 300% of the conditional award. The determined number of PVRS will be settled to the participant in shares or in cash at the Company's discretion.

Name	**MMC Mutloane**
Position	Director of GFI Mining South Africa (Pty) Ltd
Company	Gold Fields Limited
No of SARS granted	3,825
SARS strike price	R119.15
No of PVRS granted	2,175
PVRS strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Grant of SARS and PVRS
Vesting Period	The PVRS and SARS vest on the third anniversary of the Grant Date
Nature of interest	Direct Beneficial

In accordance with section 3.66 of the Listings Requirements the necessary clearance was obtained to grant the abovementioned SARS and PVRS.

4 April 2011
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 12 April 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs